INDEPENDENT AUDITORS' REPORT ON RECONCILIATION TO
UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

To the Board of Directors of Augusta Resource Corporation

On March 25, 2009, we reported on the consolidated balance sheets of Augusta Resource Corporation as at December 31, 2008 and 2007 and the consolidated statements of shareholders’ equity, operations and deficit and cash flows for the three years then ended, which are included in the annual report on Form 40-F.

In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled "Reconciliation with United States Generally Accepted Accounting Principles – Item 18" included in the Short Form Prospectus filed on July 27, 2009. This supplemental note is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this supplemental information based on our audits.

In our opinion, such supplemental information, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ ERNST & YOUNG LLP
Chartered Accountants

Vancouver, Canada
July 27, 2009

AUGUSTA RESOURCE CORPORATION
Supplementary Information
Reconciliation with United States Generally Accepted Accounting Principles — Item 18
(Dollar amounts expressed in U.S. dollars)
Years ended December 31, 2008 and 2007

Augusta Resource Corporation (the “Company”) prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which principles differ in certain respects from those applicable in the United States (“U.S. GAAP”) and from practices prescribed by the United States Securities and Exchange Commission (“SEC”). The Company has previously reported its financial statements in accordance with Item 17 under Form 40-F, including the U.S. GAAP reconciliation requirements thereunder. In order to be eligible for use of the SEC’s registration statement on Form F-10, the Company must reconcile its financial statements pursuant to Item 18, which requires more detailed reconciliation with U.S. GAAP and the rules and regulations promulgated by the SEC. This “Reconciliation with United States Generally Accepted Accounting Principles — Item 18” section supplements the Company’s financial statements set forth in its annual report on Form 40-F in order to comply with Item 18.

The material differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated financial statements and related notes are as follows:

	December 31, 2008
			Shareholders'
Balance Sheets	Total Assets	Total Liabilities	Equity
Reported under Canadian GAAP	$110,602,171	$40,023,579	$70,578,592
Mineral property expenditures (a)	(22,595,143)	–	(22,595,143)
Capitalized interest (e)	247,174	–	247,174
Reported under US GAAP	$88,254,202	$40,023,579	$48,230,623

	December 31, 2007
			Shareholders'
Balance Sheets	Total Assets	Total Liabilities	Equity
Reported under Canadian GAAP	$88,396,068	$6,085,654	$82,310,414
Mineral property expenditures (a)	(22,595,143)	–	(22,595,143)
Assets of discontinued operations (a)	(1,121,315)	–	(1,121,315)
Capitalized interest (e)	56,582	–	56,582
Reported under US GAAP	$64,736,192	$6,085,654	$58,650,538

	Cumulative from
	Inception (1985) to
Statements of Operations	December 31, 2008	2008	2007	2006
Net loss reported under Canadian GAAP	$(32,931,192)	$(11,528,582)	$(7,652,783)	$(5,880,545)

Operating loss from discontinued operations	(1,359,594)	–	(513,395)	(734,116)
Income (loss) on disposition of discontinued
operations, net of tax	(607,641)	543,177	(1,150,818)	–
Net loss (income) from discontinued
operations	(1,967,235)	543,177	(1,664,213)	(734,116)

Net loss from continuting operations
reported under Canadian GAAP	(30,963,957)	(12,071,759)	(5,988,570)	(5,146,429)
Mineral property expenditures (a)	(22,595,143)	–	(9,109,125)	(10,981,328)
Warrants (b)	(7,109,697)	–	(109,453)	(3,617,096)
Capitalized interest (e)	244,339	187,756	56,582	–
Accretion expense on debenture (c)	246,924	–	–	–
Debt issue costs (c)	(215,901)	–	–	(119,062)
Interest and finance charges (c)	1,248,492	–	–	438,891
Net loss from continuing operations reported
under US GAAP	(59,144,943)	(11,884,003)	(15,150,566)	(19,425,024)

Net income (loss) from discontinued
operations under Canadian GAAP	(1,967,235)	543,177	(1,664,213)	(734,116)
Assets discontinued operations (a)	(1,121,315)	–	(620,552)	(500,764)
Net income (loss) from discontinued
operations reported under US GAAP	(3,088,550)	543,177	(2,284,765)	(1,234,880)

Net loss reported under US GAAP	$(62,233,493)	$(11,340,826)	$(17,435,331)	$(20,659,904)

Basic and fully diluted loss from continuing operations
per share under US GAAP		$(0.13)	$0.19)	$(0.33)
Basic and fully diluted earnings (loss) from discontinued operations
per share under US GAAP		$0.01	$(0.03)	$(0.02)
Basic and fully diluted loss per share under US GAAP		$(0.13)	$(0.21)	$(0.35)
Weighted average number of common shares outstanding
under both Canadian GAAP and US GAAP		88,643,084	81,795,564	59,219,428

Comprehensive loss
Net loss under US GAAP	(62,233,493)	$(11,340,826)	$(17,435,331)	$(20,659,904)
Other comprehensive income
Cumulative translation adjustment	171,104	(3,283,609)	4,260,470	(376,110)
Comprehensive loss under US GAAP	$(62,062,389)	$(14,624,435)	$(13,174,861)	$(21,036,014)

		December 31,
	Cumulative from
	inception (1985) to
Statements of Cash Flows	December 31, 2008	2008	2007	2006
Operating activities
Operating activities under Canadian GAAP	$(15,983,852)	$(7,473,189)	$(3,561,088)	$(2,746,439)
Mineral property expenditures (a)	(23,789,430)	–	(10,088,411)	(10,711,274)
Operating activities under US GAAP	$(39,773,282)	$(7,473,189)	$(13,649,499)	$(13,457,713)

Investing activities
Investing activities under Canadian GAAP	$(94,755,367)	$(40,004,376)	$(17,445,875)	$(25,359,367)
Mineral property expenditures (a)	23,789,430	–	10,088,411	10,711,274
Operating activities under US GAAP	$(70,965,937)	$(40,004,376)	$(7,357,464)	$(14,648,093)

	December 31, 2008
				Accumulated
				Other
	Common	Contributed		Comprehensive
Statements of Shareholders' Equity	Shares	Surplus	Deficit	Loss	Total
Reported under Canadian GAAP	$92,614,531	$15,466,475	$(37,673,518)	$171,104	$70,578,592
Mineral property expenditures (a)	–	–	(22,409,769)	–	(22,409,769)
Warrants (b)	7,745,316	(374,166)	(7,371,150)	–	–
Convertible debenture (c)	–	(1,220,139)	1,220,139	–	–
Share issue costs (d)	(5,127,973)	–	5,127,973	–	–
Capitalized interest (e)	–	–	252,901	–	252,901
Accretion expense on debenture (c)	(250,337)	–	250,337	–	–
Reported under US GAAP	$94,981,537	$13,872,170	$(60,603,087)	$171,104	$48,421,724

	December 31, 2007
				Accumulated
				Other
	Common	Contributed		Comprehensive
Statements of Shareholders' Equity	Shares	Surplus	Deficit	Loss	Total
Reported under Canadian GAAP	$92,130,108	$12,870,529	$(26,144,936)	$3,454,713	$82,310,414
Mineral property expenditures (a)	–	–	(22,409,769)	–	(22,409,769)
Assets of discontinued operations (a)	–	–	(1,088,709)	–	(1,088,709)
Warrants (b)	7,745,316	(374,166)	374,166	–	7,745,316
Convertible debenture (c)	–	(1,220,139)	1,220,139	–	–
Share issue costs (d)	(5,127,973)	–	5,127,973	–	–
Capitalized interest (e)	–	–	54,895	–	54,895
Accretion expense on debenture (c)	(250,337)	–	250,337	–	–
Reported under US GAAP	$94,497,114	$11,276,224	$(42,615,904)	$3,454,713	$66,612,147

	December 31, 2006
				Accumulated
				Other
	Common	Contributed		Comprehensive
Statements of Shareholders' Equity	Shares	Surplus	Deficit	Loss	Total
Reported under Canadian GAAP	$51,862,516	$12,302,096	$(18,469,387)	$(805,757)	$44,889,468
Mineral property expenditures (a)	–	–	(13,572,233)	–	(13,572,233)
Assets of discontinued operations (a)	–	–	(486,659)		(486,659)
Warrants (b)	–	(374,166)	(7,117,577)	–	(7,491,743)
Convertible debenture (c)	–	(1,220,139)	1,220,139	–	–
Share issue costs (d)	(4,403,952)	–	4,403,952	–	–
Accretion expense on debenture (c)	(250,337)	–	250,337	–	–
Reported under US GAAP	$47,208,227	$10,707,791	$(33,771,428)	$(805,757)	$23,338,833

a)	Mineral Property Expenditures

Canadian GAAP allows exploration and development costs to be capitalized during the search for a commercially mineable body of ore. The Company has incurred exploration and development expenses that were added to the carrying value of mineral properties as it is anticipated that there is a continuing benefit of such expenditures. Under US GAAP exploration expenditures can only be deferred subsequent to the establishment of proven and probable reserves. On August 28, 2007 the Company announced the results of the Feasibility Study for the Rosemont project and the approval by the Board of Directors of mine development. As a result, commencing with this approval, the Company is reporting proven and probable reserves and for US GAAP purposes has commenced capitalization of development expenditures. In the final four months of 2007 the Company spent $3,252,194 on deferred development at the property.

Under Canadian GAAP, investment in mining exploration expenditures, net of related payables, during year ended December 31, 2007 of $10,088,411 are classified as investing activities (2006 – $10,711,274) on the consolidated statements of cash flows, whereas under US GAAP, these expenditures would have been classified as operating activities.

b)	US Dollar Share Purchase Warrants

Under Canadian GAAP share purchase warrants are accounted for as equity. Under US GAAP, as required by the Financial Accounting Standards Board (“FASB”) Statement 133 “Accounting for Derivative Instruments and Hedging Activities, as amended, and EITF 01-6 “The meaning of Indexed to a Company’s Own Stock”, share purchase warrants denominated in a currency that is not the functional currency of the Company are accounted for as a liability, with the change in fair value recorded through the statement of operations. A loss (gain) would be recorded when the fair value of the share purchase warrants increases (decreases). The fair value of the warrants was calculated using the Black-Scholes option pricing model assuming an average volatility of 122% on the underlying shares, a risk free interest rate of 3.83%, a four year term to expiry and no annual dividends. Based on the initial fair value determination in May 2005 on issuance, the 3,750,000 share purchase warrants denominated in US dollars were recorded as a liability of $374,166. The warrant fair value at December 31, 2006 was calculated using the Black Scholes option pricing model using the following assumptions: expected term (years) of 0.33 (2005 – 1.33) expected volatility of 24% (2005 – 163%), expected dividend yield of 0% (2005 – 0%) and risk free rate of 3.95% (2005 – 3.81%).

As at December 31, 2006 the liability’s fair value determination was $7,491,743, respectively. The change in fair value of $3,617,096 was recorded in the statement of operations for 2006. The significant increase in fair value reflects the improvement in the Company’s share price over the corresponding period.

In May 2007, the 3,750,000 warrants were exercised for proceeds of $600,000. As the fair value of the warrants on the date of exercise was $7,745,316 an additional provision of $109,453 was required for 2007 as a charge to earnings. Upon exercise of the warrants the additional amount accrued was reclassified to share capital.

c)	Convertible Debentures

Under Canadian GAAP the convertible debenture issued on June 1, 2005 (Note 9) has been accounted for in accordance with HB 3860, which requires the bifurcation of the convertible debenture between its equity and debt components whereas under US GAAP there would be no requirement to bifurcate the instrument according to Accounting Principles Board Opinion 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”. Therefore, under US GAAP the value attributed to the equity component of $1,220,139 (included in contributed surplus) would be considered debt. To December 31, 2006 this GAAP difference has had the effect under US GAAP of decreasing interest and financing expense by $438,891 and increasing the debt issue costs by $119,062. These adjustments reduced the deficit by $319,829. As at December 31, 2006 the only balance sheet effect was within Shareholders’ Equity with a $1,220,139 reduction of contributed surplus and an offsetting reduction of the deficit.

In addition, during 1999, a convertible debenture issued by the Company was bifurcated with an equity allocation of $250,337. This accounting would have increased both share capital and the loss recorded for the year. Under US GAAP this equity adjustment must be reversed.

d)	Share Issue Costs

Under Canadian GAAP share issue costs are added to the deficit. Under US GAAP share issue costs are netted against share capital.

e)	Capitalized Interest

With the capitalization of further mine development costs, following the August 2007 approval by the Board of Directors of the advancement of the Rosemont project, US GAAP requires the capitalization of interest costs on outstanding debt. Following the release of the Feasibility

Study, interest amounting to $190,592 in 2008 and $56,582 for 2007 was capitalized. Canadian GAAP doesn’t require the capitalization of interest.

(f)	Future Income Tax Benefits

A future income tax benefit has not been recognized for the additional losses recognized under US GAAP as the Company does not have a profitable operating mine and therefore is not more likely than not to recognize the benefit of the losses. A valuation allowance has been established which fully offsets the future tax benefits.

The Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48) effective January 1, 2007. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize on adoption only those tax positions that are “more-likely-than-not” (50% or greater) of being sustained on audit, based on the technical merits of the position. Additionally, this standard provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. With the adoption of this standard, the Company has performed a comprehensive review of all material tax positions in accordance with recognition and measurement standards established by FIN 48.

Based on this review, the provisions of FIN 48 did not have a material impact on the Company’s annual consolidated financial statements. The Company did not recognize any further increase in the liability for unrecognized tax benefits as of January 1, 2007. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Total unrecognized tax benefits at January 1, 2008	$395,709
Additions based on tax positions related to the current year	2,814
Additions for tax positions of prior years	–
Reductions for tax positions of prior years	(23,452)
Settlements	–
Effect on changes in foreign currency rates	(73,748)
Total unrecognized tax benefits at December 31, 2008	$301,323

Due to the existence of tax assets subject to valuation allowance, no amount of the unrealized tax benefit would affect the annual effective tax rate. Additionally, due to the significant balance of loss carry-forwards of the Company in relation to the above uncertain tax positions, it has been determined that no interest and or penalties would apply. The Company or one of its subsidiaries files income tax returns in Canada and the U.S. federal jurisdictions and in various states. With few exceptions, the Company is no longer subject to examinations by U.S. or Canadian tax authorities for years prior to 2005 and 2002, respectively.

(g)	Fair Value Measurements

In September 2006, FASB issued SFAS 157 “Fair Value Measurements” to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements and is effective for fiscal years beginning after November 15, 2007. The Company has adopted SFAS-157 for non-financial assets and non-financial liabilities on January 1, 2008 and the adoption had no material impact on the consolidated financial statements.

(h)	The following additional disclosures are required under U.S. GAAP

(i)

A discount or premium associated with a receivable or payable should be reported in the balance sheet as a direct deduction from or addition to the face of the note. The description of the note should include the effective interest rate.

On February 28, 2008, the Company entered into an agreement with Ely Gold & Minerals Inc. (“Ely”) for the sale of the Company’s interest in certain mineral properties (Note 6) for proceeds of $5 million, payable over five years, and Ely share purchase warrants to acquire 3 million common shares at a price of C$0.50 per share. The outstanding receivable was fair valued using a discount rate of 15%.

(ii)	Notes or accounts receivable from officers, employees or affiliated companies are shown separately on the face of the balance sheet

Included in accounts receivable is $239,724 (December 31, 2007 - $195,069) due an officer and from companies related by common officers and directors, which share office space and administrative expenses.

(i)	Recent Accounting Pronouncements in the United States

SFAS 161, “Disclosure about Derivative Instruments and Hedging Activities”

In 2008, FASB issued SFAS 161 – Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No 133 (“SFAS 161”). SFAS 161 is intended to improve financial instruments standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedge items affect an entity’s financial position, financial performance and cash flows. It is effective for financial statements issued for the years beginning after November 15, 2008, with early adoption encouraged. Since the Company does not apply hedge accounting, the adoption of this standard has no impact to the Company’s consolidated financial statements.

SFAS 141R, “Business Combinations”

In December 2007, FASB issued a revised standard on accounting for business combinations (“SFAS-141R”). The statement is effective for periods beginning on or after December 15, 2008. SFAS-141R requires fair value measurement for all business acquisitions including pre- acquisition contingencies. The standard also expands the existing definition of a business and removes certain acquisition related costs from the purchase price consideration. Since the Company has not been involved in any business combinations, the adoption of this standard has no impact to the Company’s consolidated financial statements.

FSP APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled In Cash Upon Conversion”

In May 2008, FASB issued FASB Staff Position Accounting Principles Board 14-1 (“APB 14-1”), which revises the accounting treatment for convertible debt instruments that may be settled in cash upon conversion, including partial cash settlement. APB 14-1 requires the issuer to separately account for the liability and equity components of convertible debt instruments. The value assigned to the liability component would be at estimated fair value, as at the date of issuance, of similar debt without the conversion option, but including any other embedded features. The difference between the proceeds of the debt and the value allocated to the liability component would be recorded in equity. The standard is effective for periods beginning on or after December 15, 2008, and is to be applied retrospectively. Since the Company does not have any convertible debt instruments, the adoption of this standard has no impact to the Company’s consolidated financial statements.

EITF 07-5 “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Equity’s Own Stock”

In June 2008, FASB Task Force reached a consensus on EITF Issue No. 07-05, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Equity’s Own Stock” (“EITF 07-5”). The standard provides that an equity linked financial instrument (or embedded derivative) would not be considered indexed to the entity’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency. EITF 07-5 is effective for periods beginning on or after December 15, 2008. Since the Company does not have any convertible debt instruments, the adoption of this standard has no impact to the Company’s consolidated financial statements.

APPENDIX A

AUGUSTA RESOURCE CORPORATION
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the years ended December 31,
(In U.S. dollars)

	Cumulative
	from dormancy
	(1985) to
	December 31,
	2008	2008	2007	2006
EXPENSES
Accounting and audit	$541,516	$246,518	$75,101	$140,303
Interest accretion	217,00	–	–	–
Administration	377,123	–	–	–
Consulting	1,188,023	769,459	255,119	103,891
Filing and regulatory	725,751	151,813	174,839	208,174
Directors' fees	214,026	134,823	59,184	20,019
Rent	301,651	150,018	48,907	58,430
Amortization	128,352	87,894	33,311	7,147
Recruitment fees	266,358	161,622	34,096	33,356
Fiscal and advIsory services	134,437	25,573	25,142	27,602
Foreign exchange loss (gain)	(2,010,492)	(2,172,298)	240,479	(57,298)
Interest and finance charges	2,864,939	239,005	169,742	703,132
Insurance	329,791	159,175	100,944	69,672
Legal fees	4,179,841	3,066,640	864,478	99,353
Office and sundry	676,442	297,491	130,399	41,224
Investor relations	676,694	146,297	259,956	202,962
Salaries and benefits	7,067,907	2,728,804	1,804,875	1,582,314
Stock–based compensation	6,403,161	2,378,054	1,638,728	1,492,837
Travel	1,130,625	447,766	292,366	267,467
Other	917,813	507,526	227,262	190,327
Exploration	321,712	–	321,712	–
Loss from operations	(26,652,671)	(9,526,180)	(6,756,640)	(5,190,912)
Interest and other income, net	1,455,174	80,425	768,070	559,278
Debt issue costs	(507,743)	–	–	(238,992)
Loss on repayment of convertible debenture	(321,880)	–	–	–
Reorganization costs	(1,088)	–	–	–
Gain on sale of marketable securities	1,457	–	–	–
Sale of property option	23,711	–	–	–
Gain on sale of mineral property	12,730	–	–	–
Gain on debt settlement	17,176	–	–	–
Gain on waiver of debt	185,410	–	–	–
Ontario mineral grant received	18,136	–	–	–
Bad debt	(43,783)	–	–	–
Litigation settlement	(2,626,004)	(2,626,004)	–	–
Write–off of mining assets	(2,532,316)	–	–	(275,803)
Loss from continuing operations	(30,971,691)	(12,071,759)	(5,988,570)	(5,146,429)
Gain (loss) from discontinued operations, net of tax	(1,967,235)	543,177	(1,664,213)	(734,116)
Net loss for the year	(32,938,926)	(11,528,582)	(7,652,783)	(5,880,545)
Deficit, beginning of the year	–	–	–	–
Change in accounting policy	(23,576)	–	–	–
Dividends declared	(1)	–	–	–
Unredeemed class "B" shares	3,865	–	–	–
Share issue expenses	(4,714,880)	–	(22,766)	(3,428,396)
Deficit, end of period	$(37,673,518)	$(11,528,582)	$(7,675,549)	$(9,308,941)

APPENDIX B

AUGUSTA RESOURCE CORPORATION
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31,
(in U.S. dollars)

	Cumulative from
	dormancy (1985)
	to December 31,
	2008	2008	2007	2006
Operating activities
Net loss from continuing operations	$(30,971,691)	$(12,071,759)	$(5,988,570)	$(5,146,429)
Items not affecting cash	–	–	–	–
Accretion expense and other	2,252,490	(68,853)	1,622	698,541
Accrued interest on debt	31,984	–	–	–
Write–off of mining assets	2,532,317	–	–	275,803
Write–off of bad debt	43,783	–	–	–
Debt issuance costs	507,743	–	–	238,992
Amortization	128,352	87,894	33,311	7,147
Fiscal and advisory services	13,965	–	–	–
Gain on sale of mineral property	(12,730)	–	–	–
Gain on sale of marketable securities	(1,457)	–	–	–
Gain on debt settlement	(24,478)	–	–	–
Gain from waiver of debt	(185,410)	–	–	–
Provision for loss of marketable securities	3,735	–	–	–
Reorganization costs	1,088	–	–	–
Stock–based compensation	6,403,161	2,378,054	1,638,728	1,492,837
Loss on repayment of convertible debentures	321,880	–	–	–
Unrealized foreign exchange losses (gains)	(962,564)	(1,148,926)	222,740	(16,865)
ASARCO production accrual	2,626,001	2,626,001	–	–
	(17,291,831)	(8,197,589)	(4,092,169)	(2,449,974)
Changes in non–cash working capital items
Accounts receivable	(706,236)	(98,483)	(166,818)	(304,032)
Prepaids and deposits	(358,723)	(310,335)	83,457	(107,774)
Accounts payable and accrued liabilities	2,376,924	1,133,218	614,442	115,341
Notes payable	34,883	–	–	–
Cash used in operating activities	(15,944,983)	(7,473,189)	(3,561,088)	(2,746,439)

Financing activities
Advances from related companies	35,277	–	–	–
Receipt of loans	31,008,416	30,996,067	–	–
Shareholder advances – receipts	88,312	–	–	–
Shareholder advances – repayments	(84,557)	–	–	–
Issuance of Class B shares	47,517	–	–	–
Redemption of Class B shares		–	–	–
Flow through financing	35,910	–	–	–
Issuance of common shares	90,810,238	–	38,339,427	41,404,774
Exercise of stock options	321,686	283,962	–	–
Subscriptions for common shares	1,233,271	–	–	–
Issuance of convertible debentures	4,951,997	–	–	–
Repayment of convertible debentures	(3,747,476)	–	–	(2,633,277)
Receipt (repayment) of notes payable	(739,755)	(554,667)	(172,750)	–
Share issue expenses	(3,647,594)	–	(22,766)	(2,523,874)
Cash provided from (used in) financing activities	120,313,242	30,725,362	38,143,911	36,247,623

Continue on next page

APPENDIX B (Continued)

	Cumulative from
	dormancy (1985)
	to December 31,
	2008	2008	2007	2006

Investing activities
Refundable deposit recovered	72,545	–	–	–
Purchase of marketable securities	(96,150)	–	–	–
Proceeds from sale of marketable securities	93,874	–	–	–
Proceeds from sale of mineral property	93,256	–	–	–
Investment and deposits in capital assets	(24,018,567)	(19,509,158)	(4,353,920)	(155,489)
Investment in mining properties	(25,624,395)	(2,339,330)	(1,023,232)	(14,464,306)
Deferred development and exploration expenses	(45,539,682)	(19,753,244)	(12,068,723)	(10,739,572)
Cash provided by (used in) investing activities	(95,019,119)	(41,601,732)	(17,445,875)	(25,359,367)

Cash flows from (used in) discontinued operations	(4,125,656)	1,597,356	(2,982,137)	(2,073,085)

Effect of exchange rate on cash and cash equivalents	2,339,706	(1,579,756)	3,458,368	281,645

Increase (decrease) in cash and cash equivalent during the year	7,563,190	(18,331,959)	17,613,179	6,350,377
Cash and cash equivalents, beginning of year	–	$25,895,149	8,281,970	1,931,593
Cash and cash equivalents, end of year	$7,563,190	$7,563,190	$25,895,149	$8,281,970

APPENDIX C

AUGUSTA RESOURCE CORPORATION
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the years ended December 31,

									Deficit
							Accumulated		Accumulated
	Common shares		Class "B" Shares				Other	Equity	During	Total
	without Par Value		Par Value of $1.00		Subscriptions	Contributed	Comprehensive	Component	Development	Shareholders'
	Shares	Amount	Shares	Amount	Received	Surplus	Income	of Debenture	Stage	Equity

Opening balance of common shares,
December 31, 1985	40,000	$32,389	–	$–	$–	$–	$–	$–	$–	$32,389
Loss for the year	–	–	–	–	–	–	–	–	(1,957)	(1,957)
Balance, December 31, 1986	40,000	32,389	–	–	–	–	–	–	(1,957)	30,432
Loss for the year	–	–	–	–	–	–	–	–	(3,137)	(3,137)
Balance, December 31, 1987	40,000	32,389	–	–	–	–	–	–	(5,094)	27,295
conversion to Class "B" shares	(40,000)	(32,389)	40,000	32,389	–	–	–	–	–	–
Issued shares for purchase of subsidiary	–	–	65,500	53,037	–	–	–	–	–	53,037
Redemption and conversion 25:1	2,497,500	80,892	(99,900)	(80,892)	–	–	–	–	–	–
Redemption for cash	–	–	(272)	(220)	–	–	–	–	–	(220)
Issued shares under flow through financing	33,000	40,082	–	–	–	–	–	–	–	40,082
Loss for the year	–	–	–	–	–	–	–	–	(32,625)	(32,625)
Balance, December 31, 1988	2,530,500	120,974	5,328	4,314	–	–	–	–	(37,719)	87,569
Loss for the year	–	–	–	–	–	–	–	–	(152,691)	(152,691)
Balance, December 31, 1989	2,530,500	120,974	5,328	4,314	–	–	–	–	(190,410)	(65,122)
Net income for the year	–	–	–	–	–	–	–	–	2,982	2,982
Balance, December 31, 1990	2,530,500	120,974	5,328	4,314	–	–	–	–	(187,428)	(62,140)
Issued shares for cash	750,000	121,460	–	–	–	–	–	–	–	121,460
Stock split 2:1	3,280,500	–	–	–	–	–	–	–	–	–
Loss for the year	–	–	–	–	–	–	–	–	(33,627)	(33,627)
Balance, December 31, 1991	6,561,000	242,434	5,328	4,314	–	–	–	–	(221,055)	25,693
Exercise of share purchase warrants	1,400,000	113,362	–	–	–	–	–	–	–	113,362
Loss for the year	–	–	–	–	–	–	–	–	(44,761)	(44,761)
Balance, December 31, 1992	7,961,000	355,796	5,328	4,314	–	–	–	–	(265,816)	94,294
Loss for the year	–	–	–	–	–	–	–	–	(23,612)	(23,612)
Balance, December 31, 1993	7,961,000	355,796	5,328	4,314	–	–	–	–	(289,428)	70,682
Exercise of share purchase warrants	100,000	8,097	–	–	–	–	–	–	–	8,097
Loss for the year	–	–	–	–	–	–	–	–	(62,708)	(62,708)
Balance, December 31, 1994	8,061,000	363,893	5,328	4,314	–	–	–	–	(352,136)	16,071
Loss for the year	–	–	–	–	–	–	–	–	(525)	525)
Balance, December 31, 1995	8,061,000	363,893	5,328	4,314	–	–	–	–	(352,661)	15,546
Unredeemed Class "B" Shares	–	–	(5,328)	(4,314)	–	–	144	–	4,170	–
Loss for the year	–	–	–	–	–	–	–	–	(12,038)	(12,038)
Balance, December 31, 1996	8,061,000	363,893	–	–	–	–	144	–	(360,529)	3,508
Exercise of stock options	5,000	4,049	–	–	–	–	–	–	–	4,049
Loss for the year	–	–	–	–	–	–	–	–	(35,542)	(35,542)
Balance, December 31, 1997	8,086,000	367,942	–	–	–	–	144	–	(396,071)	27,985)
Issued shares for cash	310,000	163,161	–	–	–	–	–	–	–	163,161
Dividend declared	–	–	–	–	–	–	–	–	(1)	(1)
Loss for the year	–	–	–	–	–	–	–	–	(629,516)	(629,516)
Balance, December 31, 1998	8,396,000	531,103	–	–	–	–	144	–	(1,025,588)	(494,341)
Issued shares for cash	785,000	413,165	–	–	–	–	–	–	–	413,165
Exercise of options	260,000	42,106	–	–	–	–	–	–	–	42,106
Issues shares for brokered commission	78,500	41,317	–	–	–	–	(1,376)	–	(39,941)	–
Converstion of debenture and interest	829,543	525,655	–	–	–	–	–	–	–	525,655
Share issue expenses	–	–	–	–	–	–	–	–	(489)	(489)
Share subscriptions received	–	–	–	–	445,352	–	–	–	–	445,352
Equity component of convertible debenture	–	–	–	–	–	–	–	145,733	–	45,733
Loss for the year	–	–	–	–	–	–	–	–	(1,176,650)	(1,176,650)
Balance, December 31, 1999	10,349,043	1,553,346	–	–	445,352	–	(1,232)	145,733	(2,242,667)	(99,469)
Issued shares for cash	1,256,000	482,599	–	–	(445,352)	–	–	–	–	37,247
Conversion of debenture and interest	1,593,394	350,905	–	–	–	–	–	(145,733)	–	205,172
Loss for the year	–	–	–	–	–	–	–	–	(187,429)	(187,429)
Balance, December 31, 2000	13,198,437	2,386,850	–	–	–	–	(1,232)	–	(2,430,096)	(44,479)

Continue on next page

APPENDIX C (Continued)

	Common shares without Par Value Shares	Common shares without Par Value Amount	Class "B" Shares Par Value of $1.00 Shares	Class "B" Shares Par Value of $1.00 Amount	Subscriptions Received	Contributed Surplus	Accumulated Other Comprehensive Income	Equity Component of Debenture	Deficit Accumulated During Development Stage	Total Shareholders' Equity
Balance, December 31, 2000	13,198,437	$ 2,386,850	-	$ -	$ -	$ -	$ (1,232)	$ -	$ (2,430,096)	$ (44,479)
Shares subscriptions received	-	-	-	-	80,973	-	-	-	-	80,973
Loss for the year	-	-	-	-	-	-	-	-	(32,296)	(32,296)
Balance, December 31, 2001	13,198,437	2,386,850	-	-	80,973	-	(1,232)	-	(2,462,392)	4,198
Shares issued for debt settlement	903,720	86,700	-	-	-	-	-	-	-	86,700
Issues shares for cash	3,875,000	491,912	-	-	(80,973)	-	-	-	-	410,939
Issued shares for finder's fees	50,000	10,122	-	-	-	15,092	-	-	(9,785)	15,429
Issues shares as loan bonus	40,000	8,097	-	-	-	3,136	-	-	-	11,233
Fair value of issued stock options	-	-	-	-	-	5,880	-	-	-	5,880
Share issue expenses	-	-	-	-	-	-	-	-	(16)	(16)
Loss for the year	-	-	-	-	-	-	-	-	(407,726)	(407,726)
Balance, December 31, 2002	18,067,157	2,983,681	-	-	-	24,108	(1,232)	-	(2,879,919)	126,637
Three-for-one consolidation	(12,044,771)	-	-	-	-	-	-	-	-	-
Issued shares for property acquisition	91,669	16,195	-	-	-	-	-	-	-	16,195
Issued shares for cash	2,815,000	280,572	-	-	-	-	-	-	-	280,572
Issued shares for finder's fees	235,500	24,332	-	-	-	-	(810)	-	(23,522)	-
Share issue expenses	-	-	-	-	-	-	-	-	(3,072)	(3,072)
Loss for the year	-	-	-	-	-	-	-	-	(233,995)	(233,995)
Balance, December 31, 2003	9,164,555	3,304,780	-	-	-	24,108	(2,042)	-	(3,140,508)	186,337
Issued shares for cash	10,460,000	423,489	-	-	-	-	-	-	-	423,489
Issued shares for finder's fees	140,000	5,668	-	-	-	-	-	-	(5,479)	189
Share subscriptions received	-	-	-	-	850,218	-	-	-	-	850,218
Stock-based compensation expense	-	-	-	-	-	32,340	-	-	-	32,340
Share issue expenses	-	-	-	-	-	-	-	-	(57,533)	(57,533)
Changes in accounting policy	-	-	-	-	-	25,480	(40)	-	(25,440)	-
Net income for the year	-	-	-	-	-	-	-	-	(677,921)	(677,921)
Balance, December 31, 2004	19,764,555	3,733,937	-	-	850,218	81,928	(2,082)	-	(3,906,882)	757,119
Issued for convertible debenture issuer bonus	363,363	825,305	-	-	-	-	-	-	-	825,305
Issued for property acquisition	4,100,000	716,612	-	-	-	-	-	-	-	716,612
Issues shares for cash	8,998,500	6,777,895	-	-	(850,218)	-	-	-	-	5,927,677
Issued for fractional rounding	9	-	-	-	-	-	-	-	-	-
Exercise of options	445,833	61,437	-	-	-	-	-	-	-	61,437
Exercise of share purchase warrants	4,342,333	1,162,175	-	-	-	-	-	-	-	1,162,175
Issued for convertible debenture repayment	1,500,000	1,651,851	-	-	-	-	-	-	-	1,651,851
Stock-based compensation expense	-	-	-	-	-	815,200	-	-	-	815,200
Shares and debt issue expenses	-	-	-	-	-	-	-	-	-	-
Fair value of warrants issued on acquisition	-	-	-	-	-	364,689	-	-	-	364,689
Fair value of warrants issued on acquisition	-	-	-	-	-	2,722,475	-	-	-	2,722,475
Fair value of warrants transferred on exercise	-	-	-	-	-	(242,526)	-	-	-	(242,526)
Fair value of options transferred on exercise	-	-	-	-	-	(19,304)	-	-	-	(19,304)
Fair value of equity component of convertible debenture	-	-	-	-	-	1,158,818	-	-	-	1,158,818
Share issue expenses	-	-	-	-	-	-	-	-	(1,075,282)	(1,075,282)
Cumulative translation adjustment	-	-	-	-	-	-	(427,565)	-	-	(427,565)
Loss for the year	-	-	-	-	-	-	-	-	(4,178,282)	(4,178,282)
Balance, December 31, 2005	39,514,593	14,929,212	-	-	-	4,881,280	(429,647)	-	(9,160,446)	10,220,399
Exercise of options	195,667	46,740	-	-	-	-	-	-	-	46,740
Exericse of share purchase warrants	9,828,807	3,905,534	-	-	-	-	-	-	-	3,905,534
Stock-based compensation expense	-	-	-	-	-	1,492,837	-	-	-	1,492,837
Share issue expenses	-	-	-	-	-	-	-	-	(3,428,396)	(3,428,396)
Issued for special warrants	23,210,000	32,981,030	-	-	-	-	-	-	-	32,981,030
Fair value of share purchase warrants issued	-	-	-	-	-	5,792,108	-	-	-	5,792,108
Fair value of warrants issued on share issuance	-	-	-	-	-	892,594	-	-	-	892,594
Fair value of warrants transferred on exercise	-	-	-	-	-	(742,688)	-	-	-	(742,688)
Fair value of options transferred on exercise	-	-	-	-	-	(14,035)	-	-	-	(14,035)
Exercise of share purchase warrants	-	-	-	-	-	-	-	-	-	-
Cumulative translation adjustment	-	-	-	-	-	-	(152,503)	-	-	(152,503)
Loss for the year	-	-	-	-	-	-	-	-	(5,880,545)	(5,880,545)
Balance, December 31, 2006	72,749,067	51,862,516	-	-	-	12,302,096	(582,150)	-	(18,469,387)	45,113,075
Shares issued for cash	10,719,827	34,932,775	-	-	-	-	-	-	-	34,932,775
Exericse of options	74,167	34,640	-	-	-	-	-	-	-	34,640
Exercise of share purchase warrants	5,045,000	5,300,177	-	-	-	-	-	-	-	5,300,177
Stock-based compensation expense	-	-	-	-	-	1,638,729	-	-	-	1,638,729
Share issue expenses	-	-	-	-	-	-	-	-	(22,766)	(22,766)
Fair value of warrants transferred on exercise	-	-	-	-	-	(1,064,659)	-	-	-	(1,064,659)
Fair value of options transferred on exercise	-	-	-	-	-	(5,637)	-	-	-	(5,637)
Cumulative translation adjustment	-	-	-	-	-	-	4,036,863	-	-	4,036,863
Loss for the year	-	-	-	-	-	-	-	-	(7,652,783)	(7,652,783)
Balance, December 31, 2007	88,588,061	92,130,108	-	-	-	12,870,529	3,454,713	-	(26,144,936)	82,310,414
Exercise of options	146,200	484,423	-	-	-	(199,641)	-	-	-	284,782
Stock-based compensation expense	-	-	-	-	-	2,378,054	-	-	-	2,378,054
Stock-based compensation capitalized	-	-	-	-	-	417,533	-	-	-	417,533
Cumulative translation adjustment	-	-	-	-	-	-	(3,283,609)	-	-	(3,283,609)
Loss for the year	-	-	-	-	-	-	-	-	(11,528,582)	(11,528,582)
Balance, December 31, 2008	88,734,261	$ 92,614,531	-	$ -	$ -	$ 15,466,475	$ 171,104	$ -	$ (37,673,518)	$ 70,578,592